UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibit to this report on Form 6-K and incorporated by reference herein is the Registrant’s proxy statement for the annual meeting of shareholders to be held on December 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 24, 2009

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Wednesday, December 30, 2009 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect Mr. Arik Kilman and Mr. Gur Shomron as directors of the Company (in addition to the three outside directors currently serving on the board of directors);

(2)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting of shareholders;

(3)	To approve an amendment of the Company’s Memorandum of Association to eliminate the authorized share capital provision;

(4)	To approve an increase of the Company’s authorized share capital and a related amendment of the Company’s Articles of Association (and if required, a corresponding amendment of the Company’s Memorandum of Association); and

(5)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2008.

        Shareholders of record at the close of business on December 1, 2009 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

        Shareholders whose shares are traded through the Tel-Aviv Stock Exchange, or TASE, may only vote their shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by the Company on MAGNA and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that the shareholder was the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to the offices of the Company at 8 Maskit St., Herzlia, Israel, Attention: Yael Peretz, General Counsel; or (b) In person: attend the Meeting, where ballots will be provided. If a shareholder chooses to vote in person at the meeting, he or she must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that such shareholder was the beneficial owner of the shares on the record date.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

November 24, 2009	By Order of the Board of Directors, Arik Kilman Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Wednesday, December 30, 2009 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) Mr. Arik Kilman and Mr. Gur Shomron be elected as directors of the Company (in addition to the three outside directors currently serving on the board of directors); (ii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (iii) an amendment of the Company’s Memorandum of Association eliminating the authorized share capital provision be approved; (iv) an increase of the Company’s authorized share capital, be approved together with a related amendment to the Articles of Association (and if required, a corresponding amendment of the Company’s Memorandum of Association); and (v) the Consolidated Financial Statements of the Company for the year ended December 31, 2008 be received and considered.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 1, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 3, 2009, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had outstanding on November 18, 2009, 23,231,702 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 19, 2009, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

Allianz Global Investors Management Partners, L.L.C(2)	1,341,476	5.8%

Prescott Group Capital Management, L.L.C.(3)	6,566,492	27.0%

Arik Kilman(4)	1,281,989	5.4%

All directors and officers as a group (12 persons)(5)	1,456.066	6.1%

(1)	Percentages in the above table are based on 23,231,702 Ordinary Shares outstanding as of November 19, 2009 and do not include 2,371,240 Ordinary Shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company or its subsidiary any voting rights.

(2)	Based on a Schedule 13G filed byAllianz Global Investors Management Partners L.L.C on February 11, 2009.

(3)	Based on a Schedule 13G/A filed by Prescott Group Capital Management, L.L.C. (“Prescott”) on November 10, 2009 and an update provided to the Company by Prescott. The number of shares owned includes an aggregate of 1,091,659 Ordinary Shares underlying warrants exercisable within 60 days of the date hereof and excludes 409,372 Ordinary Shares underlying warrants with contingent exercisability.

(4)	Number of shares owned includes an aggregate of 725,000 Ordinary Shares underlying options exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

(5)	Includes options to purchase Ordinary Shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – ELECTION OF DIRECTORS

        Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than six (6).The Board has set the current number of directors at five (5), of which three are outside directors.

        The following two nominees, each of which currently serves as a director of the Company, has advised the Company that he will continue to serve as a director if reappointed. Relevant information on each of the nominees, including their principal occupation during at least the past five years, is provided below.

        Each of the two nominees listed below shall hold office until the next annual general meeting of shareholders and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

        Arik Kilman, age 56, has served as a director of the Company since 2003. Since 2003 and until January 2009, Mr. Kilman also served as the Chief Executive Officer of the Company. In January 2009, Mr. Kilman was appointed an Executive Chairman of the Company’s Board of Directors. Mr. Kilman has also served as director and officer of some of the Company’s subsidiaries. From 1998 to July 2000, Mr. Kilman served as Chief Executive Officer of Level 8 Systems Inc. Mr. Kilman holds a BA degree in economics and computer science from New York University.

        Gur Shomron, age 57, has served as director of the Company and as a member of the Company’s Audit Committee from July 2005 through December 2007, and was reappointed as a director of the Company and as a member of the Company’s Audit Committee in May 2008. Mr. Shomron has served as the Chairman of the Board of Directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as a Chairman of the Board and Chief Executive Officer of Mainsoft Corporation, a venture partner at StageOne VC fund, the president of Foraz R&D Fund and co-founder and R&D manager of Quality Computers 77 Ltd. Mr. Shomron is also a director of business development of Tangent Logic, Inc. and a director of Retalix Ltd. and of several privately-held high technology companies.

        In addition to the above nominees, the Company has three additional directors, who qualify as “outside directors” as mandated by the Companies Law, 5759-1999 (the “Companies Law”). Following is the biographical information of the outside directors currently serving on the Board.

        Michael Chill, age 43, has served as one of the Company’s outside directors and a member of the Company’s Audit Committee since July 2003. From July 2009, Mr. Chill has served as Managing Director at Roth Capital Partners LLP, an investment bank. From January 2008, Mr. Chill has served as a Managing Director at Rodman & Renshaw LLC, an investment bank. From July 2005 through December 2007, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        Amira Berkovitz-Amir, age 43, has served as one of the Company’s outside directors and as a member of the Company’s Audit Committee since December 2004. Ms. Berkovitz-Amir also serves as an outside director of Formula Vision Technologies (F.V.T) Ltd. since May 2009. From March 2007, Ms. Berkovitz-Amir has served as a director of finance of the Baruch Padeh Medical Center, Poriya, Israel. Until October 2005, Ms. Berkovitz-Amir served as Vice President, Finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as Vice President, Finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

        Sam Somech, age 57, has served as Chairman of the Boards of Directors of Corelsense, Inc., Dapper, Inc., Action Base, Inc., and GigaSpaces, Inc., since 2007. Mr. Somech has also served as a director of Super Derivatives, Inc. since 2004. In 2004, Mr. Somech co-founded Itemfield, Inc. (which was later sold to Informatica, Inc.) and served as its Chief Executive Officer from its inception until 2006. Previously, Mr. Somech served as president and Chief Technology Officer of Cicero, Inc. (formerly known as Level 8, Inc.), a public company traded on the NASDAQ, which he co-founded in 1995. Prior to that, Mr. Somech founded and served as Chief Executive Officer of Data Voice Systems, Inc. Mr. Somech holds a B.S. in electrical engineering from the Technion, Israel Institute of Technology, an M.Sc. in computer science from Columbia University and an MBA from Baruch College.

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee whose members are Michael Chill, Amira Berkovitz-Amir, Sam Somech and Gur Shomron. The Board has also appointed a Share Option Committee whose members are Michael Chill, Amira Berkovitz-Amir and Arik Kilman. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee must include all of the outside directors.

        During 2008, the Company’s Board of Directors convened 18 times, 5 of which were held at the Company’s offices, 10 of which were held via telephone where all participants could hear and be heard by each other and 3 were written resolutions. During 2008, the Audit Committee of the Board of Directors convened 13 times, 5 of which were held at the Company’s offices, 7 of which were held via telephone where all participants could hear and be heard by each other and one was a written resolution. In accordance with our Articles of Association, written resolutions are signed by all members of the Board of Directors or a committee of the Board of Directors, as the case may be. During 2008, our directors attended in average 95% of the board meetings (excluding written resolutions, which must be approved by all of the members of the Board of Directors).

Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2008:

	Cash and cash-equivalent forms of remuneration
	Salaries, fees, directors' fees, commissions, and bonuses	Securities or property, insurance benefits or reimbursements, and personal benefits

All directors as a group (consisting of 5 persons)	$670,000	$732,000 (excluding reimbursements of travel and out-of-pocket expenses paid to the Chief Executive Officer of the Company, who was nominated in August 2008 as chairman of the Board of Directors)

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Arik Kilman and Gur Shomron be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

        Adoption of this resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Board of Directors recommends that the shareholders vote “For” the election of each of Messrs. Arik Kilman and Gur Shomron as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

        In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 – REAPPOINTMENT OF AUDITORS

        Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft independent registered public accounting BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

        The compensation paid to Ziv Haft for audit services, audit-related services and tax services for the fiscal year ended December 31, 2008 was $459,000 as approved by the Audit Committee and the Board of Directors.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

        The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 3 – AMENDMENT OF THE MEMORANDUM OF ASSOCIATION

        Section 4 of the Company’s Memorandum of Association (the “Memorandum”) determines the amount of the Company’s authorized share capital. However, a provision which sets the Company’s authorized share capital also exists in the Company’s Articles of Association. The reason for the inclusion of the amount of the Company’s authorized share capital in the Memorandum is historical. The Company was established in 1987, when the Israeli Companies Ordinance [New Version] 5743-1983, was in effect. Companies that were established under such ordinance, like the Company, had to set the amount of their authorized share capital in their memorandum of association. In 1999, a new Companies Law was enacted in Israel. Under the Companies Law, the incorporation documents of Israeli companies include only articles of association. However, old companies, like the Company, may not revoke their memorandum of association although they may make certain changes in it in order to simplify the companies’ operations.

        In order to avoid duplicate provisions and to simplify certain of the Company’s operations, it is proposed that the Memorandum would be amended such that the amount of authorized share capital in Section 4 of the Memorandum would be omitted and instead, there would be a reference to such amount of share capital specified in the Company’s Articles of Association.

        In accordance with the provisions of the Companies Law, a change of the Memorandum of companies incorporated prior to the effectiveness of the Companies Law, must be approved by the affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy, unless otherwise is prescribed in the Memorandum.

        It is proposed that the share capital section in the Company’s Memorandum will be replaced by the following:

“The authorized share capital of the Company shall be as specified in the Company’s Articles of Association, as amended from time to time.”

        It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to omit the amount of authorized share capital specified in the Company’s Memorandum of Association and to replace section 4 of the Memorandum of Association by the following:

‘The authorized share capital of the Company shall be as specified in the Company’s Articles of Association, as amended from time to time.’ ”

        The affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy is necessary for approval of the amendment of the Company’s Memorandum.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – INCREASE OF THE
COMPANY’S AUTHORIZED SHARE CAPITAL
AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

        The authorized share capital of the Company is NIS 300,000, divided into 30,000,000 Ordinary Shares of NIS 0.01 par value each. As of November 18, 2009, the Company had 23,231,702 Ordinary Shares outstanding, 1,820,449 Ordinary Shares underlying outstanding options and RSUs previously granted under stock incentive plans, and 4,002,065 Ordinary Shares underlying warrants. (The Company has 2,371,240 dormant shares, to be used against exercise of options, vested RSUs and exercise of warrants). Taking into account 190,000 RSUs and options that the Company already undertook to issue by January 2010, the Company will be left with an aggregate of 725,784 Ordinary Shares available for future issuances. In order to ensure availability of share capital for future transactions and investments, as well as for future grants under the Company’s incentive plans, the Board of Directors recommends to the shareholders to increase the Company’s authorized share capital by an additional NIS 100,000 comprised of 10,000,000 Ordinary Shares of NIS 0.01 par value each. Following such increase, if approved, the authorized share capital of the Company would be NIS 400,000 comprised of 40,000,000 Ordinary Shares of NIS 0.01 par value each.

        An increase of the Company’s share capital involves an amendment of Article 5 of the Company’s Articles of Association.

        Amendment of the Articles of Association requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy (a simple majority).

        It is proposed that Section 5 of the Company’s Articles of Association will be replaced by the following:

“The authorized share capital of the Company is NIS 400,000 (Four hundred thousand New Israeli Shekels) divided into 40,000,000 Ordinary Shares of NIS 0.01 nominal value each.”

        It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to increase the authorized share capital of the Company by an additional NIS 100,000 comprised of 10,000,000 Ordinary Shares of NIS 0.01 par value each, such that following such increase, the authorized share capital of the Company would be NIS 400,000 comprised of 40,000,000 Ordinary Shares of NIS 0.01 par value each, and to amend Article 5 of the Company’s Articles of Association accordingly.”

        The Board of Directors recommends a vote FOR approval of this proposed resolution relating to the increase the Company’s authorized share capital.

        In the event that the resolution proposed under Item 3 (Amendment of the Company’s Memorandum of Association) is not approved, the proposal under this Item 4 shall also include the amendment of the Company’s Memorandum to include the amount of the increased share capital, as described above, in Section 4 of the Memorandum.

        In accordance with the provisions of the Companies Law, a change of the Memorandum of companies incorporated prior to the effectiveness of the Companies Law, should be approved by the affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy, unless otherwise is prescribed in the Memorandum.

        To the extent that the proposal proposed under Item 3 (Amendment of the Company’s Memorandum of Association) is not approved, it is proposed that the share capital section in the Company’s Memorandum will be replaced by the following:

“The authorized share capital of the Company shall be NIS 400,000 comprised of 40,000,000 Ordinary Shares of NIS 0.01 par value each.”

        It is proposed that at the Meeting, if the resolution proposed under Item 3 is not approved, the following resolution be adopted:

“To replace the share capital section in the Company’s Memorandum by the following:

‘The authorized share capital of the Company shall be NIS 400,000 comprised of 40,000,000 Ordinary Shares of NIS 0.01 par value each.’”

        The affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy is necessary for approval of the amendment of the Company’s Memorandum.

        The Board of Directors recommends a vote FOR approval of this proposed resolution relating to the change in the Company’s Memorandum, if the resolution proposed under Item 3 is not approved.

ITEM 5 – RECEIPT AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F, as amended, for the year ended December 31, 2008 is available at the Company’s Web site, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, Arik Kilman Chairman of the Board of Directors

Dated: November 24, 2009